SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)

                                 AQUAGENIX, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    03838R102
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 16, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03838R102                   13D          Page 2 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                   STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                         WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               615,650
  OWNED BY
    EACH
 REPORTING
PERSON WITH      ---------------------------------------------------------------
                        8         SHARED VOTING POWER

                                           -0-
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           615,650
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         615,650
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.6 %
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     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

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CUSIP No. 03838R102                   13D          Page 3 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                         00
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
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 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               615,650
  OWNED BY
    EACH
 REPORTING
PERSON WITH      ---------------------------------------------------------------
                        8         SHARED VOTING POWER

                                           - 0 -
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           615,650
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         615,650
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             11.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

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CUSIP No. 03838R102                   13D          Page 4 of 6 Pages
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         The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned on June 25, 1998 (the "Schedule 13D"). This Amendment No. 4 is being filed by the Reporting Persons (i) to specifically amend Schedule A to Amendment No. 3 to the Schedule 13D filed on April 7, 1999, as such Schedule A inadvertently contained incorrect information as to the price at which Shares were sold by the Reporting Persons and (2) to report further sales in the Shares by the Reporting Persons since the filing of Amendment No. 3.

Item 5(a) is hereby amended in its entirety to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,326,058 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

                  As of the close of business on April 19, 1999, Steel Partners II beneficially owns 615,650 Shares of Common Stock, constituting approximately 11.6% of the Shares outstanding. Mr. Lichtenstein beneficially owns 615,650 Shares, representing approximately 11.6% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 615,650 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

Item 5(c) is hereby amended in its entirety to read as follows:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 03838R102                   13D          Page 5 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 20, 1999              STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By:/s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       Warren G. Lichtenstein
                                       Chief Executive Officer

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

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CUSIP No. 03838R102                   13D          Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


  Shares of Common                  Price Per             Date of
      Stock Sold                      Share                Sale
      ----------                      -----                ----
                                  STEEL PARTNERS II, L.P.
                                  -----------------------

          5,000                      .80247              2/24/99
          2,500                      .79247              2/26/99
          6,000                      .67914              3/29/99
         24,000                      .70518              3/30/99
         55,000                      .75418               4/5/99
         25,000                      .77122               4/9/99
         10,000                      .79247              4/15/99
          5,000                      .80547              4/15/99
         15,000                      .83372              4/16/99
          2,500                      .79847              4/16/99
         25,000                      .77122              4/16/99


                              WARREN LICHTENSTEIN
                                      None.